December 18, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F Street, N.E.

Washington, DC 20549

Re:	NanoViricides, Inc.
Registration Statement on Form S-3, File No. 333-292142

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Requested Date: December 19, 2025

Requested Time: 4:30 pm, Eastern Time

Ladies and Gentlemen:

NanoViricides, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-3, as amended (File No. 333-292142), be accelerated pursuant to Rule 461 under the Securities Act of 1933, as amended, so that it is declared and becomes effective at 4:30 pm Eastern Time on December 19, 2025, or as soon thereafter as possible.

Please contact our counsel Peter Campitiello of Lucosky Brookman LLP at (732) 395-4517 with any questions you may have regarding this request. In addition, the Company requests that you kindly notify Mr. Campitiello by telephone when this request for acceleration has been granted.

Sincerely yours,

NANOVIRICIDES, INC.

/s/ Anil Diwan
Anil Diwan
President